Exhibit 12

General Electric Capital Corporation and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

and

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Nine months ended September 30, 2006

(Unaudited)
	Ratio of earnings to fixed charges		Ratio of earnings to combined fixed charges and preferred stock dividends
(Dollars in millions)	As previously reported	As restated	As previously reported	As restated

Earnings from continuing operations	$7,330	$7,449	$7,330	$7,449
Provision for income taxes	800	877	800	877
Minority interest	205	205	205	205
Earnings from continuing operations before income taxes
and minority interest	8,335	8,531	8,335	8,531

Fixed charges:
Interest	13,062	13,035	13,062	13,035
One-third of rentals(a)	245	245	245	245
Total fixed charges	13,307	13,280	13,307	13,280
Less interest capitalized, net of amortization	(57)	(57)	(57)	(57)

Earnings from continuing operations before income taxes
and minority interest plus fixed charges	$21,585	$21,754	$21,585	$21,754

Ratio of earnings to fixed charges	1.62	1.64	1.62	1.64

Preferred stock dividend requirements			$3	$3

Ratio of earnings before provision for income taxes to
earnings from continuing operations			1.11	1.12

Preferred stock dividend factor on pre-tax basis			3	3
Fixed charges			13,307	13,280

Total fixed charges and preferred stock dividend
requirements			$13,310	$13,283

Ratio of earnings to combined fixed charges and preferred
stock dividends			1.62	1.64

(a)	Considered to be representative of interest factor in rental expense.